DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04011329

February 10, 2004

Mary E. Bowler
Corporate Counsel
DuPont Legal
E.I. Du Pont de Nemours and Company
Wilmington, DE 19898

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/10/2004

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 30, 2003

Dear Ms. Bowler:

This is in response to your letter dated December 30, 2003 concerning the shareholder proposal submitted to DuPont by the International Brotherhood of DuPont Workers. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Carl Goodman
President
International Brotherhood of DuPont Workers
P.O. Box 16333
Louisville, KY 40256-0333

944975

Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

December 30, 2003

VIA COURIER
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402-Room 4012

E. I. du Pont de Nemours and Company
Proxy Statement—2004 Annual Meeting

Ladies and Gentlemen:

On behalf of E. I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a legal opinion in support of DuPont's request for no action regarding the exclusion from its 2004 Annual Meeting Proxy Statement of a shareholder proposal ("Proposal") submitted by the International Brotherhood of DuPont Workers (IBDW). In my opinion, the Proposal properly may be omitted from DuPont's proxy statement for the reasons set forth in the enclosed legal opinion. The Proposal is attached as Exhibit A to each of the six copies of the opinion. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter and the attached opinion, the proponent is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2004 Annual Meeting Proxy Statement.

If you have any questions or require additional information, please contact me at 302-774-5303 or Louise Lancaster at 302-774-7379. Thank you for your consideration.

Very truly yours.

Mary E. Bowler
Corporate Counsel

enclosure
/meb

cc: Carl J. Goodman, IBDW (with enclosure)

DuPont Legal

December 30, 2003

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

Re: 2004 Annual Meeting Proxy Statement—Shareholder Proposal

I submit this legal opinion in support of DuPont's position that it properly may omit from its 2004 Annual Meeting Proxy Statement the shareholder proposal ("Proposal") and supporting statement of the International Brotherhood of DuPont Workers ("IBDW"). The Proposal and supporting statement are attached as Exhibit A. The Proposal requests that:

> "The Board of Directors give consideration to preparing a report, to be made available to shareholders four months after the 2004 Annual meeting, that shall review the compensation packages provided to senior executives of the Company and address the following."

The Proposal goes on to identify five compensation-related topics to be addressed in the requested report.

In my opinion, DuPont properly may omit the Proposal from its 2004 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10) of the Securities Exchange Act of 1934 because the Proposal has been substantially implemented and is moot.

Under Rule 14a-8(i)(10), a proposal may be omitted "if the company has already substantially implemented the proposal." The Proposal requests that the DuPont Board *give consideration to* (emphasis added) the preparation and issuance of a report to shareholders reviewing the compensation packages provided to senior executives. All members of the Board were provided with a copy of the Proposal in early December 2003. At its December 2003 meeting, the full Board reviewed and discussed the Proposal and the issues raised therein by the IBDW.

The Board gave deliberate consideration to the Proposal, and decided not to issue the requested report at this time. In making its decision, the Board concluded that the requested report was unnecessary because SEC rules already require, and specify the content of, a Report on Executive Compensation from the Board's Compensation Committee to be included in the Company's Annual Meeting Proxy Statement. In reaching its conclusion, the Board also expressed the concern that an additional report would create confusion among shareholders because it is at once duplicative of matters already required to be addressed by the SEC rules and introduces new topics.

The Board has done exactly what the Proposal requests. It has reviewed the Proposal, and has given consideration to the preparation and issuance of the requested report. Thus, the Proposal has been fully implemented and is moot.

Recent SEC no action letters support the Company's position that the Proposal has been implemented and is therefore excludable. See, for example, E. I. du Pont de Nemours and Company (February 18, 2003) (granting no action relief under Rule 14a-8(i)(10) where the proponent requested the Board consider nominating a wage roll employee for election to the DuPont Board of Directors, and the Board, through its Corporate Governance Committee, considered the proponent's request); The Walt Disney Company (November 25, 1997) (granting no action relief on mootness grounds regarding a proposal that the Disney board "give consideration to nominating a union representative for election to the Board" where Disney had in place a procedure for shareholders to submit proposed nominees to a board committee); BankAmerica Corporation (February 10, 1997) (similar situation and result). Copies of the no action letters cited herein are attached at Exhibit B.

For the foregoing reasons, it is my opinion that DuPont properly may exclude the Proposal from the Company's 2004 Annual Meeting Proxy Statement.

Very truly yours,

Mary E. Bowler
Corporate Counsel

attachments

EXHIBIT "A"

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"Dupont Workers Representing Dupont Workers"
www.dupontworkers.com

CARL J. GOODMAN
INTERNATIONAL PRESIDENT

PLANT PHONE: (502) 569-3232
HOME: (812) 923-1334
FAX: (812) 923-1335
DIGITAL BEEPER: (502) 455-5930
CELL PHONE: (502) 553-4000

DAVID J. GIBSON, SECRETARY-TREASURER
(215) 539-6261

KENNETH HENLEY, GENERAL COUNSEL
(610) 660-7744

P.O. Box 16333
LOUISVILLE, KY 40256-0333

November 12, 2003

SENT BY OVERNIGHT MAIL

Louise B. Lancaster, Corporate Secretary
E.I. Dupont DeNemours & Co.
1007 Market Street
Wilmington, DE 19898

Re: Proxy Statement

Dear Ms. Lancaster:

The International Brotherhood of Dupont Workers (IBDW) is the owner of sixty (60) shares of Dupont Common Stock that it has owned for more than three years. The IBDW intends to continue ownership of these shares through the date of the upcoming stockholders' meeting in 2004.

I serve as the president of the IBDW.

Pursuant to 17 CFR Section 240.14a-8, I hereby request that the enclosed stockholder proposal of the IBDW, including the resolution and statement in support thereof, be included in the upcoming Dupont proxy statement.

I also request that if there are any legal or technical problems with this letter or the proposal, I be contacted in a timely manner so I will be able to make any necessary changes.

Most respectfully,

Carl J. Goodman

Carl Goodman, President

The International Brotherhood of Dupont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to preparing a report, to be made available to shareholders four months after the 2004 Annual meeting, that shall review the compensation packages provided to senior executives of the Company and address the following.

1. Ways to link compensation more closely to the Company's financial performance.
2. Ways to link compensation to the Company's social corporate performance (e.g. incentives given for meeting or surpassing certain standards, such as those involving the impact of production on the environment).
3. Comparison of compensation packages for senior executives with that provided to the lowest paid Company employees in the U.S. and internationally.
4. Whether there should be a ceiling on compensation provided to senior executives so as to prevent the possibility of excessive compensation.
5. Whether compensation of senior executives should be adjusted in the event of the layoff of a substantial number of employees.

Stockholders' Statement

During the time Mr. Holliday has served as CEO, his total compensation has been made up of three elements - salary, cash bonus and stock options. His salary and bonus have ranged from $2.74 million in 2000 to $3.285 million for 2002. His stock options during that same time period have ranged from over 300,000 options in 2000 (valued by Dupont at $11.5 million to $23 million, depending on valuations) to 540,000 options in 2002 (valued by Dupont at $14.5 million to $29 million).

The justification for Mr. Holliday's compensation can be stated this way, although not necessarily by Dupont.

If it was a profitable year for the Company, then it was a result of the leadership provided by Mr. Holliday.

If it was not a profitable year for the Company, then this was a result of forces outside of Mr. Holliday's control (e.g. global recession, the price of oil) and only as a result of his leadership can we expect a return to profitability.

Yet for the past three years, the employees in the U.S. who actually produce the products that have made this Company so successful have received a yearly wage increase that has averaged less than 3%. And during this same time period, these employees have seen their health care costs skyrocket, with monthly premiums more than doubling. For retirees, the picture is even worse, with some retirees now paying more in health care costs than they receive from their pension.

It is time to rethink the criteria used for compensating our senior executives. This proposal will do just that, and would be applauded by the employees of Dupont as well as the general public. This would serve Dupont well, given its global stature and its increasing prominence in the market place.

If you AGREE, please mark your proxy FOR this resolution.

EXHIBIT "B"

2003 SEC No-Act. LEXIS 219

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10)

February 18, 2003

[*1] E.I. du Pont de Nemours and Company

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 20, 2002

The proposal requests that the board consider nominating a wage roll employee for election to Dupont's board of directors.

Based on representations made in your letter, there appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jeffery B. Werbitt
Attorney-Advisor

INQUIRY-1: KENNETH HENLEY
ATTORNEY AT LAW
TWO BALA PLAZA
SUITE 300
BALA CYNWYD, PENNSYLVANIA 19004

FAX
(610) 660-7809

TELEPHONE
(610) 660-7744

February 11, 2003

SENT BY FAX AND BY OVERNIGHT MAIL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.

Washington, DC 20549

Attention: Office of the Chief Counsel
Division of Corporate Finance
Mail Stop 0402 - Room 4012

Re: E.I. DuPont DeNemours & [*2] Company, Proxy Statement, 2003 Annual Meeting; Response of Proponent International Brotherhood of Dupont Workers to Dupont's Reply to the Proponent's Letter in Opposition to Dupont's No Action Request

Dear Sir or Madam:

I serve as counsel for the International Brotherhood of DuPont Workers (IBDW). I am writing to you in response to Dupont counsel's "reply" of February 4, 2003 to my letter of January 9, 2003, which letter I submitted in opposition to Dupont's December 20, 2002 no action request.

First of all, Dupont's strategy of filing replies close in time to when a decision can be expected from the SEC is consistent with Dupont's previous efforts to exclude this same proposal. It did precisely this by letter dated January 22, 1996 * (pp. 15-17) and by letter dated February 22, 2002 (pp. 26-27).

-----Footnote-----

*Please note that all the documents I reference in this letter were already attached to my letter of January 9, 2003, at the page numbers indicated herein.

-----End Footnote-----

Moreover, these earlier letters made essentially the same [*3] arguments as counsel made in his letter of December 20, 2002 (pp. 3-4) and in his current letter of February 4, 2003.

Counsel for Dupont's reliance on the Disney case is curious, since Dupont cited this case in its December 28, 2001 letter (pp.23-25) and its February 22, 2002 letter (pp. 26-27), yet by letter dated March 10, 2002 the SEC refused to grant the no action request sought by Dupont (pp. 35).

Counsel for Dupont simply ignores the fact that the Dupont Board has repeatedly made clear that it would never consider nominating a wage roll employee to be a Director. All this proposal does is present this issue to the shareholders, just as it was presented on three prior occasions.

Dupont continues to fail to appreciate the meaning of "substantial implementation" as defined by the SEC.

It is respectfully requested that Dupont be required, as it has on three occasions in the past seven years, to include the proposal of the IBDW.

I have included six copies of this letter. Also, I have forwarded a copy of this letter to counsel for Dupont.

Very truly yours,

Kenneth Henley
General Counsel, IBDW

INQUIRY-2: DUPONT (R)

DuPont Legal, D-8042-2
1007 Market Street
Wilmington, DE 19898
Telephone: [*4] (302) 774-6445
Facsimile: (302) 773-5176

February 4, 2003

VIA FAX AND OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402-Room 4012

E. I. DuPont De Nemours and Company

2003 Annual Meeting Proxy Statement

Dear Sir or Madam:

This is in reply to Kenneth Henley's January 9, 2003 letter. Mr. Henley is counsel for the International Brotherhood of DuPont Workers (IBDW). He writes in opposition to DuPont's no action request regarding the IBDW's proposal (Proposal) that:

"... the DuPont Board of Directors give consideration to having a wage roll employee who is currently serving as a representative of employees at his or her site, to be nominated for election to the Board of Directors."

Mr. Henley first contends that submission of the Proposal to the Corporate Governance Committee is not substantial implementation of the Proposal because the full Board, and not the Corporate Governance Committee, nominates the slate of candidates for election to the Board. DuPont has submitted the Proposal to the Corporate Governance Committee, **[*5]** the Board committee charged with recommending nominees for election to the Board, and the Corporate Governance Committee has, in fact, considered the Proposal. In addition, and contrary to Mr. Henley's assertion, the full Board has considered the Proposal on several occasions, most recently in February 2002. The Board's reaction to the Proposal is reflected in the "Position of the Board of Directors" included on page 31 of the Company's 2002 Annual Meeting Proxy Statement, a copy of which is attached to this letter.

Despite Mr. Henley's attempts to distinguish the situation in Disney (November 25, 1997) from the instant case, the relevant facts are the same. In Disney, the proponent requested that the Board give consideration to nominating a union representative for election to the Board. Like DuPont, Disney forwarded the proponent's proposal to the Board committee responsible for reviewing nominations, which Mr. Henley acknowledges in his quote from the Disney letter. The staff granted no action relief to Disney on the basis of mootness, and, on the same facts, should provide the same relief to DuPont.

Mr. Henley also argues that the Company has a "policy" concerning the type **[*6]** of candidates to be considered for nomination" and that "DuPont currently will not consider for nomination a candidate identified with a 'particular interest' and specifically will not nominate a wage roll employee." As stated in the Board's Position on the Proposal (attached), the Board believes directors should represent the interests of all shareholders and not the interests of any particular constituency. This belief does not, however, preclude any individual capable of representing all shareholders from being considered for nomination to the Board.

In short, Mr. Henley's arguments would transform the "give consideration" language in the Proposal to "actually nominate" a wage roll employee.

For the reasons stated above, the Proposal has been substantially implemented.

Thank you for your consideration. If you have questions regarding this matter, please contact me on 302-774-6445.

Very truly yours,

Peter C. Mester

Corporate Counsel

INQUIRY-3: KENNETH HENLEY
ATTORNEY AT LAW
TWO BALA PLAZA
SUITE 300
BALA CYNWYD, PENNSYLVANIA 19004

FAX
(610) 660-7809

TELEPHONE
(610) 660-7744

January 9, 2003

SENT BY OVERNIGHT MAIL WITH ATTACHMENTS

Securities and Exchange Commission
[*7] Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Office of the Chief Counsel
Division of Corporate Finance
Mail Stop 0402 - Room 4012

Re: E.I. DuPont de Nemours and Company, Proxy Statement, 2003 Annual Meeting; Response of Proponent International Brotherhood of Dupont Workers to Dupont's Intention to Omit the Proposal and Supporting Statement

Dear Sir or Madam:

I serve as counsel for the International Brotherhood of DuPont Workers (IBDW) and am writing to you at the request of Carl Goodman, the president of the IBDW. Mr. Goodman has provided me with correspondence dated December 20, 2002, in which Dupont requests that the Securities and Exchange Commission (SEC) not recommend any enforcement action if the proposal submitted on behalf of the IBDW is omitted from Dupont's proxy statement.

The IBDW requested that the following proposal be submitted to the Shareholders:

> "... the [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors". (Attachment, pp. 1-2).

DuPont has objected **[*8]** to this Proposal because it believes that it has been substantially implemented and is moot. (Attachment, pp. 3-4).

This same proposal was previously submitted and included in the proxy statement in 1996, 1997 and 2002. (Attachment, pp. 5-10 — the proxy statement for each such year).

In 1996, Dupont filed papers with the SEC seeking to have the proposal omitted from consideration. The Commission rejected Dupont's "substantially implemented" argument. (Attachment, pp. 11-17 are the respective objections from Dupont; Attachment 18-20 is the response from the IBDW; Attachment, pp. 21-22 is the decision of the SEC).

Dupont did not file any objection to the 1997 proposal.

In 2002, Dupont again filed an opinion letter with the SEC seeking to have the proposal omitted from consideration.

As it had the first time, the Commission rejected Dupont's "substantially implemented" argument. (Attachment, pp. 23-27 are the respective objections from Dupont; Attachment, pp. 28-34 is the response from the IBDW; Attachment, p. 35 is the decision of the SEC).

Dupont's current "substantial implementation" argument is based upon the assertion that "Dupont has submitted this year's IBDW Proposal to the [*9] Board committee which has responsibility for considering nominations of members of the Board, the Corporate Governance Committee."

Dupont's action of "formally submitting" the IBDW proposal to the Board committee hardly constitutes "substantial implementation of the IBDW Proposal.

DuPont's Annual Meeting Proxy Statement discloses that the Company's Corporate Governance Committee ("Committee") will "consider" nominations for Director positions submitted by Shareholders. The Committee presumably submits a report to the Board, which then nominates a slate of candidates.

According to Dupont's opinion letter, the Committee will now have before it the IBDW proposal that the Board consider having a Dupont wage roll employee nominated for election to the Board of Directors.

Of course, with the IBDW proposal having been voted on by shareholders on three occasions in the last seven years, it is fair to assume that the Committee had read the proposal previously. So "formally" providing a copy of the proposal to the Committee is no change at all.

Moreover, the Committee does not itself nominate the slate of candidates. This is done only by the Board itself. So providing the proposal to the Committee [*10] does not in any way evidence there having been substantial implementation of the proposal.

In addition, the limited right of shareholders to nominate candidates for election to the Board of Directors, guaranteed by statute and part of Dupont's procedures for many years, including well before even the 1996 proposal, does not render the IBDW proposal as having been substantially implemented.

First, even if a candidate proposed by a shareholder could seek election as a Director after having been rejected by the Committee and/or by the Board, the candidate would have virtually no chance of election. "Independent" candidates do not win elections to corporate boards of directors. Nomination by the Company is tantamount to election.

Second, the Proposal requests a change in Company policy concerning the type of candidates to be considered for nomination as part of the Board's slate. When the same proposal was submitted in the 1996 Proxy Statement, the Directors informed shareholders that because "each director should represent all stockholders, [the Board of Directors] has long been opposed to electing a director to represent a particular point of view or a particular constituency other [*11] than stockholders as a whole." (Attachment, p. 6).

This same position was taken by the Directors in its opposition to the proposal in 1997 and 2002. (Attachment, pp. 8, 10).

Thus, DuPont currently will not consider for nomination a candidate identified with a "particular interest" and specifically will not nominate a wage roll employee. Shareholders have a right to consider this philosophy and to so inform management of their feelings in this regard.

It was for precisely these same reasons that the SEC refused to find the 1996 proposal substantially implemented or moot. In this regard, after reviewing Dupont's letter of objection, the SEC concluded that, "the Company does not indicate that it will consider nominating a wage roll employee for election to the Company's board of directors in the future." (Attachment, p. 21).

It bears worth repeating - even if the Committee must consider a Shareholder's nominee, or even it is given a copy of the IBDW proposal, the Company has never stated that it will consider nominating a wage roll employee to be a Director.

The cases cited in Tab B, attached to DuPont's submission, are clearly distinguishable from the instant case. The Disney [*12] no action letter (1999 SEC No-Act, LEXIS 1045) declared a similar proposal moot because Disney agreed that its Nominating Committee would consider the proposal to nominate a union representative. In contrast, DuPont has never said that its Committee would consider selecting a wage roll employee who is currently serving a representative of the employees at his or her plant site for inclusion on its slate to the Board. Nor was there any suggestion that Disney had a policy similar to DuPont's of precluding "special interest" candidates.

Similarly, the Bank of America no action letter *(1997 SEC No-Act. LEXIS 284)* declared moot a proposal that the company "invite" representatives of its ten largest shareholders to submit nominees to the board. The proposal for an invitation did not materially expand upon the shareholders' pre-existing right to submit nominees. More importantly, the company had no policy precluding consideration of shareholder candidates or "special interest" candidates. There was no suggestion that the shareholder proposal was intended to change corporate policy.

In Texaco, Inc. *(1991 SEC No-Act. LEXIS 500),* the Staff **[*13]** stated that whether a company has substantially implemented a proposal "depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." (Attachment, pp. 36-47). See also Lesco, Inc. (2001 SEC No-Act. 428). (Attachment, pp. 48-56). Given the statement issued by DuPont in opposition to the 1996, 1997 and 2002 **shareholder proposals,** it cannot be said that DuPont's nominating process "compares favorably" with a policy of considering **wage roll** employees for Director positions.

For all of the above reasons, it is respectfully requested that Dupont be required, as it has on three occasions in the past seven years, to include the submitted proposal of the IBDW.

Please note that I have included six copies of this letter and the attachments thereto. Also, I have forwarded a copy of this letter and the attachments to counsel for Dupont.

Very truly yours,

Kenneth Henley
General Counsel, IBDW

INQUIRY-4: DUPONT (R)
DuPont Legal, D-8046-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-6445
Facsimile: (302) 773-5176

December 20, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street, NW-Judiciary **[*14]** Plaza
Washington, DC 20549
Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402-Room 4012

E.I. DU PONT DE NEMOURS AND COMPANY

PROXY STATEMENT -- 2003 ANNUAL MEETING

Ladies and Gentlemen:

On behalf of E.I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a legal opinion in support of DuPont's request for no action regarding the exclusion from its 2003 Proxy Statement of a shareholder proposal of the International Brotherhood of DuPont Workers (IBDW). In my opinion, the proposal ("Proposal") may be properly omitted from DuPont's proxy statement for the reasons set forth in the enclosed legal opinion. The Proposal is attached as Exhibit A to each of the six copies of that opinion. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter and the attached opinion, the proponent is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2003 Proxy Statement.

If you have any questions or require additional information, please call me at (302) [*15] 774-6445 or Louise Lancaster at (302) 774-7379.

Very truly yours,

Peter C. Mester
Corporate Counsel

ATTACHMENT 1

DUPONT (R)
DuPont Legal

December 20, 2002

E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

Re: 2003 Annual Meeting Proxy Statement -- Shareholder Proposal

I submit this legal opinion in support of DuPont's position that it may properly omit from its 2003 Annual Meeting Proxy Statement the stockholder proposal (Proposal) and supporting statement of the International Brotherhood of DuPont Workers (IBDW). The Proposal and supporting statement are attached at Tab A. The Proposal requests that:

> "The [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors."

In my opinion, DuPont may properly omit the Proposal under paragraph (i)(10) of Rule 14a-8 under the Securities Exchange Act of 1934, because the Proposal has been substantially implemented and is moot.

The resolution included in the Proposal is identical, and the supporting statement is virtually [*16] identical, to the ones submitted last year by the same proponent. Citing no-action precedent in circumstances such as DuPont's, where a board committee and procedure was long in place to consider shareholder nominations to the Board, DuPont requested a no-action position from the SEC with respect to last year's proposal. Among other grounds, DuPont believed that the proposal was substantially implemented. The SEC staff however, denied the request. (For reference, attached at Tab B is my legal opinion in support of last year's no action request and the authorities supporting the substantial implementation argument.) Accordingly, DuPont included last year's proposal in its 2002 Annual Meeting Proxy Statement. That proposal received favorable votes from 3.5% of the votes cast.

This year, DuPont has taken the final step on the road to "substantial implementation". DuPont has submitted this year's IBDW Proposal to the Board committee which has responsibility for considering nominations for members of the Board, the Corporate Governance Committee. As set forth in some detail in my legal opinion from last year (see Tab B), DuPont's Corporate Governance Committee, among other things, considers [*17] nominations for the Board submitted by stockholders of record.

Therefore, based on the submission of the Proposal to the Company's Corporate Governance Committee, and the support for exclusion articulated in the no action letters cited in my previous opinion, the Proposal is moot in that it has been substantially implemented. See, for example, The Walt Disney Company (November 25, 1997) (granting no action request on mootness grounds regarding proposal that the Disney Board "give consideration to nominating a union representative for election to the Board" where Disney had a procedure in place for shareholders to submit proposed nominees to a board committee.).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from the 2003 Annual Meeting Proxy Statement.

Very truly yours,

Peter C. Mester
Corporate Counsel and
Assistant Corporate Secretary

ATTACHMENT 2

The International Brotherhood of Dupont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

Resolved: That the stockholders of E.I. Dupont DeNemours [*18] & Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to having a Dupont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors.

Stockholders' Statement

Lets start with the big picture. In April 1998, just three months into Mr. Holliday's tenure as CEO, Dupont stock was at $82 per share. In November 2002, the stock was at $41 per share, a 50% decline. During that same time period, the peer group to which Dupont compares itself remained about even.

Now consider some of the more significant decisions the Board has made during this 4 and 1/2 year period: the sale of Conoco, the purchase of Pioneer Hi Bred; the purchase and then divestment of the pharmaceutical business; the drastic reduction in employment levels (down to about 47,000 employees in the U.S.); and the extraordinary investment in Six Sigma, a program sold to Dupont by consultants.

Most recently, the Board has chosen to pass on dramatic health cost increases to its employees, with monthly premiums doubling over the last two years; for retirees [*19] the increase in monthly premiums has been almost catastrophic, going up as much as 180% for 2003.

Now the employees are faced with the planned sale of the fibers business. There are 14,000 employees who work in fibers, many of whom have spent their entire careers establishing this foundation business. This sale will have a dramatic impact on their job security, their pensions and their other benefits.

These decisions come under the general responsibility of the Board of Directors. When the Company is performing well, the Board deservedly gets the credit. Can it fairly be said this Company is performing well? If it isn't, shouldn't consideration be given to consider what changes can be made to improve the Board's performance?

At the present time, there are thirteen members on the Board of Directors, three of whom are Dupont family members. All thirteen members are lacking what this proposal would offer - the experience of a Dupont wage roll employee, someone who has spent years working in a factory, someone who has listened first hand to employees and has learned what motivates them to perform at their highest level.

Employees are more willing to accept change when they believe [*20] they are a part of the process for change. Employees become motivated about their work when they believe it is in their interest to be motivated.

Is there not room on the Board for at least one wage roll employee?

This is the fourth time this proposal will be voted on by Dupont shareholders. Isn't it time to ask yourself, as a Dupont stockholder, whether excluding a Dupont wage roll employee from the Board is in the best interest of the Company?

Based on its performance over the last five years, the Board should welcome the addition of a wage roll employee to its ranks.

33RD LETTER of Level 1 printed in FULL format.

1997 SEC No-Act. LEXIS 1045

Securities Exchange Act of 1934 -- Rule 14A-8

November 25, 1997

CORE TERMS: stockholder, shareholder, board of directors, stock, annual meeting, proponent, proxy, proxy statement, nominee, staff, election, common stock, enclosed, poison, pill, union representative, intend, moot, recommendation, registrant, classified, nominating, inclusion, recommend, elected, designated representative, enforcement action, correspondence, regulations, nomination

[*1] The Walt Disney Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 25, 1997

David K. Thompson, Esq.
Senior Vice President
Assistant General Counsel
The Walt Disney Company
500 Buena Vista Street
Burbank, California 91521-0609

Re: The Walt Disney Company (the "Company")
Incoming letter dated October 8, 1997

Dear Mr. Thompson:

This is in response to your letter of October 8, 1997 concerning four shareholder proposals submitted,rom Morton Bahr, on behalf of the Pension Fund, date

October 28, 1997. Finally, in a letter dated October 21, 1997, Ms. Stinnett indicates that she has withdrawn her proposal, and our response therefore does not address that proposal.

Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, [*2] your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

INQUIRY-1:
The Walt Disney Company
500 Buena Vista Street
Burbank, California 91521-0609

1934 Act-Section 14(a)

Rule 14a-8(a)(4)
Rule 14a-8(c)(10)

October 8, 1997

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Omission of Stockholder Proposals

Ladies and Gentlemen:

On behalf of The Walt Disney Company, I am enclosing proposals submitted by four stockholders for inclusion in the Company's proxy materials for its 1998 annual meeting of stockholders. For the reasons set forth below, the Company intends to omit the proposals from its proxy materials and requests, pursuant to Rule 14a-8(d) under the Securities Exchange Act, the Staff's advice that it will not recommend enforcement action to the Securities and Exchange Commission if the proposals are omitted.

The Company currently expects to file definitive proxy materials with the Commission on or about December 30, 1997, [*3] and to commence mailing shortly thereafter.

The first proposal, submitted by Mr. Richard L. Gelber, requests the Board of Directors of the Company to give consideration to nominating a union representative for election to the Board. A copy of this proposal and supporting statement is attached as Exhibit 1.

The second proposal, submitted by Mr. Joseph Puleo, calls for redemption of the Company's shareholder rights plan and the submission of any future plan to the Company's stockholders for approval. A copy of this proposal and supporting statement is attached as Exhibit 2.

The third proposal, by Ms. Gena Stinnett, calls for the adoption of a new by-law restricting stock option grants to senior executives of the Company. A copy of this proposal and supporting statement is attached as Exhibit 3.

The fourth proposal, by the Communications Workers Of America ("CWA") Pension Fund, calls for the declassification of the Company's Board of Directors. A copy of this proposal and supporting statement is attached as Exhibit 4.

The Company believes that the four proposals may be excluded pursuant to Rule 14a-8(a)(4), because the proponents are merely alter egos of one another and the [*4] proposed resolutions therefore constitute multiple proposals from a single proponent in violation of that Rule.

In addition, the Company believes that the proposal from Mr. Gelber is excludable on independent grounds of mootness, pursuant to Rule 14a-8(c)(10).

The bases for the Company's views are set forth below.

1. Rule 14a-8(a)(4): The Four Proponents are Actually One

The Company believes all four proposals have been submitted by persons acting in concert on behalf of a single ultimate proponent, the National Association of Broadcast Employees and Technicians, Broadcasting and Cable Television Workers Sector of the Communications Workers of America ("NABET-CWA"), a trade union that represents certain employees of the Company's subsidiary ABC, Inc. and its affiliates ("ABC") and which is currently involved in a continuing and acrimonious contract negotiation with ABC.

The Company's secretary received both Mr. Gelber's and Mr. Puleo's proposals on September 12, 1997, the last day for submission of shareholder proposals for the Company's 1998 annual meeting. Both proposals were delivered by United States Postal Service Express Mail, from the post office bearing [*5] zip code "10023" (on the upper west side of Manhattan in New York City). Mr. Gelber's package was delivered to the post office at "16:27" on September 11, 1997, and Mr. Puleo's package was delivered at "16:28" on the same date. Both were accepted at the post office by the same person, a Ms. Cindy Walker.

The paper on which both proposals are printed appears to be from the same stock, and the printer and fonts used appear to be identical. The format of the letters is identical; they are identically addressed; and their texts are identical, except that Mr. Gelber's letter indicates that proof of his stock ownership will be "forthcoming" while Mr. Puleo encloses supporting documentation.

Both Mr. Gelber and Mr. Puleo are employees of ABC; both work at the same site and at the same telephone number. Both are also members of NABET-CWA. Mr. Gelber currently serves as Secretary Treasurer of NABET-CWA Local 16 in New York.

Ms. Stinnett's letter dated September 11, 1997 was also addressed to the Company's corporate secretary, and received on September 12. The letter closely parallels the letters from Messrs. Gelber and Puleo in format and structure and uses much of the same language, [*6] particularly in the third paragraph. Ms. Stinnett currently serves as President of NABET-CWA Local No. 19, which represents certain employees of KABC. The KABC union local is also involved in the current contract negotiations.

The fourth proposal, from the CWA Pension Fund, was submitted to the Company's secretary by letter dated August 21, 1997, which was received on August 26. The proposal purports to seek an end to the Company's classified Board of

Directors, although its preambular language is substantially devoted to criticism of the Company's executive compensation practices as set forth in last year's proxy materials. This preambular language, having nothing to do with the merits of an unclassified Board of Directors, substantially duplicates the thrust of the preambular language of Ms. Stinnett's proposal. As noted above, NABET-CWA is a sector of the CWA.

The Company believes that the four proposals are part of an organized campaign by NABET-CWA to harass the Company and ABC in furtherance of the union's interests in the contract negotiations.

The Company is aware that the Staff has examined situations similar to this one, in which registrants have sought to exclude proposals [*7] on the basis of. Rule 14a-8(a)(4), on a case-by-case basis, taking into account the facts and circumstances of each instance, sometimes agreeing with a registrant (e.g., Pacific Enterprises (February 12, 1996); Albertson's Inc. (March 11, 1994)) and sometimes either disagreeing or declining to express any view (e.g., Consolidated Freightways, Inc. (February 1, 1996); Panhandle Eastern Corporation (January 3, 1996)). The Company believes the facts in the present instance compellingly support the conclusion that the proponents are acting in concert for the purpose of evading the limitations imposed by Rule 14a-8.

In accordance with the requirements of Rule 14a-8(a), concurrently with the filing of this letter the Company is asking the proponents to reduce the number of items submitted to the limits required by the Rule within 14 calendar days. In the event that the proponents do not agree to do so, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits all four proposals from the proxy materials for its 1998 annual meeting on the basis that the proponents have failed to meet the requirements of Rule [*8] 14a-8(a)(4).

2. Rule 14a-8(c)(10): Mr. Gelber's Proposal is Moot

Rule 14a-8(c)(10) permits the exclusion of a shareholder proposal that has been rendered moot. The Company believes that Mr. Gelber's proposal may also be excluded on the basis of this Rule.

Mr. Gelber's proposal "request[s] the Board of Directors to give consideration to nominating a union representative for election to the Board." As indicated in my letter to Mr. Gelber dated September 17, 1997 (a copy of which is included in Exhibit 1), the Company does have in place a procedure for the submission of proposed candidates for election to the Company's Board of Directors. Under this procedure, any stockholder wishing to propose a nominee may submit a written recommendation to the Company's Corporate Secretary, indicating the nominee's qualifications and other relevant biographical information, and providing confirmation of the nominee's consent to serve as a director. Any such nomination will be reviewed by the Board's Nominating Committee. This procedure is fully described in the Company's annual proxy statement (a copy of the description from the Company's proxy statement for its 1997 annual meeting is [*9] attached at Exhibit 5), and will be included in the proxy statement for the 1998 annual meeting.

In addition, although the Nominating Committee's mandate does not expressly encompass consideration, in the abstract, of potential categories of nominees for election to the Board, the Company intends to forward Mr. Gelber's proposal to the Committee for its consideration, as requested in the resolution.

Under these circumstances, the Company believes Mr. Gelber's proposal has been addressed, and submission of the proposal to the Company's shareholders would serve no useful purpose.

The Staff has supported this conclusion in connection with similar proposals. In BankAmerica Corporation (February 10, 1997), for example, the Staff agreed that a proposal requiring the registrant's board of directors to invite representatives of the registrant's ten largest shareholders to submit recommendations for possible nominees to the board was moot, in light of the standing procedures for the submission of candidates for consideration. See also American Airlines, Inc. (March 10, 1980) (proposal that the board provide a means for any three stockholders to propose a candidate excluded [*10] as moot; the registrant had a nominating procedure in place). In the present case, the proponent makes no claim that the Company's procedures are deficient or undisclosed, and proposes no new procedures, as was the case in Mobil Corp. (March 3, 1981), in which the Staff concluded that the proposal was not moot.

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits Mr. Gelber's proposal from the proxy materials for its 1998 annual meeting pursuant to Rule 14a-8(c)(10).

Pursuant to Rule 14a-8(d), six additional copies of this letter and its annexes are enclosed. A copy of this letter is concurrently being forwarded to the proponents.

If you have any questions, please contact the undersigned. Additionally, please acknowledge receipt of this filing by stamping the extra enclosed copy and returning it to our messenger.

Very truly yours,

David K. Thompson

ATTACHMENT 1

The Walt Disney Company
500 South Buena Vista St. / Burbank, California 91521-0609 / 818-560-1841 / Fax 818-563-4160

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

September 17, 1997

Mr. Richard L. Gelber [*11]
205 West End Avenue
New York, New York 10023

Dear Mr. Gelber:

This letter will acknowledge receipt of your letter to Marsha Reed dated

September 10, 1997, which was received on September 12, indicating your intent to propose a resolution with respect to the nomination of a union representative on the Board of Directors of the Company for consideration at the 1998 annual meeting of the Company's stockholders.

We have noted your statement that verification of your stock ownership will be forthcoming, as well as your statement that you intend to hold your stock through the date of the meeting. Please note that the verification of your ownership needs to reach us within 21 days after your receipt of this letter in order to meet the requirements of Rule 14a-8(a)(1).

It is not clear from either your letter or your proposal whether you have a particular candidate in mind for nomination. You should be aware that the Board of directors does have in place a procedure, described in the company's proxy statement, for the submission of proposed nominees for election. Under this procedure, any stockholder wishing to propose a nominee may submit a written recommendation to the Company's [*12] Secretary (Ms. Reed), indicating the nominee's qualifications and other relevant biographical information, and providing confirmation of the nominee's consent to serve as a director. Any such nomination will be reviewed by the Nominating Committee of the Board.

As we proceed with the preparation of the Company's proxy materials we will be in contact with you with respect to the processing and presentation of your proposal. In the meantime, if I can be of any assistance, please feel free to contact me.

Very truly yours,

David K. Thompson

ATTACHMENT 2

792 Columbus Avenue, Apt 12-E
New York, NY 10025

September 11, 1997

Ms. Marsha L. Reed
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

Re: Submission of Shareholder Proposal

Dear Ms. Reed,

Pursuant to my rights under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, I hereby submit the enclosed shareholder proposal for inclusion in the Walt Disney Company proxy statement for the annual meeting of shareholders to be held in 1998.

I am the owner of shares of Walt Disney Company common stock having a market value morn than $ 1000. I [*13] have held this stock for over a year from this date. Proof of ownership in Walt Disney Company stock is enclosed. I intend to hold my Walt Disney stock through the date of the 1998 annual meeting where I, or a designated representative, will present the proposal for consideration.

Sincerely,

Joseph Puleo

Shareholder Proposal

Resolved, that the shareholders of the Walt Disney Company request the Board of Directors to refrain from adopting any future shareholders rights plan, rights agreement, or other device commonly known as a "poison pill" without the prior approval of the stockholders at an Annual or Special meeting, and to redeem or terminate any such plan, agreement or device which may be in effect at the adoption of this resolution.

Statement of Support

A poison pill is an anti-takeover device, which effectively prevents a change in control of a Company without the approval of the Board of Directors. It forces potential acquirers to negotiate acquisitions with management, instead of making an offer directly to the stockholders.

The stockholders, who own the Company, should have the right to decide what is a fair price for their holdings. The directors and managers, [*14] who serve as our agents, should not usurp that right.

In addition, by forcing potential acquirers to negotiate with the Board, poison pills have a tendency to entrench management, to insulate it from accountability, and to make management less responsive to the views of stockholders. Stockholders should have the right to decide whether the risk of such consequences may be warranted by special circumstances that might make it appropriate to adopt a poison pill.

In this regard, proposals to redeem or allow shareholder votes on poison pills have received the support of a majority of the shareholders at fourteen publicly traded American companies within the last two years. According to the Investor Responsibility Research Center (IRRC), these include CSX, Wallman, the Fleming Companies, Columbia/HCA, Flour, Bausch & Lomb, J.C. Penney, Lukens, Consolidated Natural Gas, Harrah's Entertainment, Baker Hughes, Weyerhaeuser and Rowan.

Of the proposals to redeem or allow votes on poison pills within the IRRC research universe, the proponents won 53% of the votes cast during 1996 and 1997. And the results do not take account of the many companies that have decided to redeem or allow votes [*15] on poison pills without action by their shareholders.

ATTACHMENT 3

Gena Stinnett
P.O. Box 4428
Burbank, CA 91503-4428
Home phone: (818) 843-2935

September 11, 1997

Marsha L. Reed
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

Dear Ms. Reed,

I am submitting the attached shareholder proposal under Rule 14(a)-8 of the Securities and Exchange Commission's proxy regulations for inclusion in the Walt Disney Company's proxy statement for the 1998 annual meeting of shareholders.

I am the beneficial owner of over 200 shares of Walt Disney common stock having a market value in excess of $ 1000, and I have held this stock continuously for in excess of one year preceding the date of this submission. The investment firm of Charles Schwab & Co. currently holds the stocks for me in street name, and I can provide proof of ownership if required.

I plan to hold my Walt Disney stock through the date of the 1998 annual meeting, where I, or a designated representative, will present the proposal for consideration.

Sincerely,

Gena Stinnett

Stockholder Proposal

Resolved, that the stockholders of the Walt Disney Company adopt the [*16] following new By-Law:

Article IV, Section 12: Future grants of stock options to senior executives shall be limited to one grant per executive per year, and the maximum number of shares that may be purchased pursuant to such a grant shall not exceed 100,000 shares, unless the stockholders have approved a specific recommendation of the Board of Directors for the grant of a higher amount to a specified executive. This By-Law shall not be amended without the approval of the stockholders.

Statement of Support

The need for stockholder approval of future option grants is demonstrated by the process that preceded the 1996 decision to give Michael Eisner, the Chairman and CEO of our Company, a "record-setting grant of 8 million options." See Business Week, April 21, 1997.

According to the 1997 proxy statement, the process involved the following:

(1) "The Chief of Corporate Operations, under the direction of the Chief Executive Officer, recommends the number of options to be granted" in accord with certain guidelines (p. 9);

(2) The recommendation was considered by the Compensation Committee of the Board, chaired by Irwin E. Russell, who "serves as Mr. Eisner's personal attorney and [*17] represented Mr. Eisner in connection with the new [1997 employment] agreement" for Mr. Eisner (p. 10);

(3) The new employment agreement was "approved by the Compensation Committee" on September 30, 1996, and recommended to the Board of Directors "which, after due consideration," voted to approve "the material terms of the new [employment] agreement" that same day of September 30, 1996 (p. 10);

(4) In addition, the Compensation Committee, apparently acting pursuant to delegated authority, "granted to Mr. Eisner, on September 30, 1996, stock options with respect to a total of 8,000,000 shares of common stock of the Company under the Company's 1995 Stock Incentive Plan" (emphasis added; p. 12);

(5) "Of this total, an option with respect to 5,000,000 shares bears an exercise price of $ 63.61, the fair market value of the common stock on September 30, 1996, "and "three additional options, each with respect to 1,000,000 shares, bear [higher] exercise prices..." (p. 12);

(6) If Mr. Eisner's personal attorney abstained from the vote of the Compensation Committee with respect to the options grant (see p. 10), the proxy statement implies that the grant of options with respect to [*18] 8,000,000 shares of common stock was authorized by just two or three members of the sixteen-member Board;

(7) If the proposed By-Law is not adopted, future grants of stock options "will be awarded by the Executive Performance Plan Committee" (emphasis added, p. 9);

Under these circumstances, if would be prudent to adopt the proposed By-Law to require that future grants of stock options be considered and recommended by the Board, and approved by the stockholders, in order to prevent grants of options that may be hasty, ill-considered, or excessive. In this context, according to an estimate by Graef Crystal, who is an expert in executive compensation, the option grant that was given to Mr. Eisner could be worth as much as $ 583 million, or half a billion dollars, by 2007. See the New York Times, March 30, 1977.

ATTACHMENT 4

205 West End Avenue
New York, NY 10023

September 10, 1997

Ms. Marsha L. Reed
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

Re: Submission of Shareholder Proposal

Dear Ms. Reed,

Pursuant to my rights under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, [*19] I hereby submit the enclosed shareholder proposal for inclusion in the Walt Disney Company proxy statement for the annual meeting of shareholders to be held in 1998.

I am the owner of shares of Walt Disney Company common stock having a market value more than $ 1000. I have held this stock for over a year from this date. Proof of ownership in Walt Disney Company stock is forthcoming.

I intend to hold my Walt Disney stock through the date of the 1998 annual meeting where I, or a designated representative, will present the proposal for consideration.

Sincerely,

Richard L. Gelber

Shareholder Proposal

Resolved, that the shareholders declare that union representation on the Board of Directors would be a step toward improved corporate governance and improved company performance, and accordingly, request that the Board of Directors give consideration to nominating a union representative for election to the Board.

Statement of Support

The Walt Disney Company is a very large, multi-union employer. The list of unions that have collective bargaining agreements with the Company includes but is not limited to:

. The National Association of Broadcast Employees and Technicians-Communications [*20] Workers of America (NABET-CWA)
. American Federation of Television and Radio Artists (AFTRA)
. American Federation of Musicians (AFM)
. Directors Guild of America (DGA)
. Writers Guild of America (WGA)
. Screen Actors Guild (SAG)
. American Guild of Variety Artists
. United Scenic Artists (USA)
. International Brotherhood of Painters and Allied Trades (IBPAT)
. International Brotherhood of Electrical Workers (IBEW)
. International Union of Operating Engineers (IUOE)
. District Council(s) of Carpenters and Joiners of America
. Service Employees International Union (SEIU)
. International Alliance of Theatrical Stage Employees and Moving Picture Machine Operators (IATSE)
. United Food and Commercial Workers International Union (UFCW)
. The International Brotherhood of Teamsters
. Hotel Employees and Restaurant Employees International Union (HERE)

Thousands of union member employees work at the theme park operations, broadcasting operations, and film production operations of the Walt Disney

Company and its subsidiaries. Many of these employees are Disney stockholders themselves, and share common objectives: corporate [*21] and business unit profitability, customer satisfaction, continuous quality improvement, and employment security.

By virtue of running labor organizations, elected union representatives have a wealth of experience and knowledge about the operations of the company and the industries in which it competes. Elected union representatives have spent years working side by side with rank and file employees, listening to their suggestions, and learning firsthand what positively and negatively motivates them. These elected union representatives could provide a unique perspective that is currently missing on the Board.

The election of a union representative to the Board of Directors would be a step toward improved corporate governance and improved company performance because it would help to improve employee morale, improve intra-company communications, and build constructive labor relations at all levels of the Company.

ATTACHMENT 5

Communications
Workers of America
AFL-CIO, CLC
501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax 202/434-1139

August 21, 1997

Ms. Marsha L. Reed
Corporate Secretary
500 South Buena Vista Street
Burbank, California 91521

Re: [*22] Submission of Shareholder Proposal

Dear Ms. Reed:

On behalf of the Communications Workers of America Pension Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Walt Disney Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 1998. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of 10,000 shares of Walt Disney common stock, held continuously for more than a year prior to this date of submission. Attached is a letter of verification of the Fund's beneficial owner in Walt Disney common stock.

The Fund intends to continue to own Walt Disney common stock through the date of the Company's 1996 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

Morton Bahr
Trustee

Shareholder Proposal

Resolved that the stockholders request the Board of Directors to take the steps that may be necessary in accordance with state law, and without affecting [*23] the unexpired terms of previously elected directors, to declassify the Board of Directors so that all directors may be elected annually.

Statement of Support

The election of directors is the primary means by which stockholders may influence corporate policies and hold management accountable for the implementation of those policies. However, this avenue of influence is limited by the fact that the Board is divided into three classes of directors that serve for staggered three-year terms.

This means that individual directors will face election only once every three years. Stockholders are deprived of the opportunity to vote for any director who is not facing re-election.

One danger of having a classified board is illustrated by the exorbitant compensation that the Board has approved for the Chairman and CEO, Michael Eisner. According to the Company's 1997 proxy statement, Mr. Eisner's average bonus from 1994 through 1996 was $ 7.73 million, or more than ten times his annual salary of $ 750,000.

Despite this generous compensation, the Board agreed to give Mr. Eisner options in September of 1996 for the purchase of 8,000,000 shares of Disney stock with an estimated present value of [*24] almost $ 196 million under the Black-Scholes method of valuing options. Moreover, when the Board approved these options, Mr. Eisner already had exercisable options to purchase more than 6,600,000 shares of stock that were valued at more than $ 303 million, and unexercisable options for the purchase of additional shares that were worth more than $ 60 million.

Stock options are supposed to align the interests of management with those of the stockholders. But when the options are numbered in the millions, as here, a relatively increase in the price of the stock could permit Mr. Eisner to reap tens or hundreds of millions of dollars, without providing material benefits to the stockholders.

According to compensation expert Graef Crystal, Mr. Eisner could gain as much as $ 771 million from exercising the options granted in 1996. That assumes an 11 percent annual return over ten years.

When considered with option grants that pushed the total value of Michael Ovitz's severance package to about $ 130 million, according to a Council of Institutional Investors Research Alert, these option grants raise serious questions as to whether a classified board is sufficiently accountable and responsive [*25] to the stockholders. In this context, the Investor

Responsibility Research Center has determined that proposals to repeal classified boards within its research universe won an average of 44.9 percent of the votes during the 1997 proxy season.

The CWA Pension Fund believes that repeal of the classified board is in the best interests of the Company and its stockholders. The Fund believes that the Board would be likely to deliberate more carefully about issues of corporate governance, compensation and management if all directors know that they must stand for re-election at each annual meeting.

SEC-REPLY-2: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 25, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Walt Disney Company (the "Company")
Incoming letter dated October 8, 1997

The Gelber proposal requests that the board of directors consider nominating a union representative to its board of directors. The Puleo proposal requests that the Company terminate any shareholder rights plan that it has in effect, and obtain shareholder approval before adopting any future plans. The Communications Workers of America Pension Fund proposal [*26] requests that the Company declassify the board of directors.

The Division is unable to concur in your view that the proposals may be omitted from the Company's proxy materials under rule 14a-8(c)(4). In the staff's view, the Company has not met its burden of demonstrating that the proposals were submitted to redress a personal claim or grievance of the proponents. We are unable to conclude from the information submitted that the proposals were designed to, or otherwise will, uniquely benefit the proponents or further their interests. We therefore do not concur that the Company may rely on that rule as a basis for omitting the proposals.

There appears to be some basis for your view that the Gelber proposal may be omitted under rule 14a-8(c)(10) as moot. The staff notes in particular the Company's representation that current procedures permit a shareholder to obtain board consideration of a potential nominee. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the Gelber proposal from its proxy materials based on that rule.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

10TH LETTER of Level 1 printed in FULL format.

1997 SEC No-Act. LEXIS 284

Securities Exchange Act of 1934 -- Rule 14a-8(c)(10)

February 10, 1997

CORE TERMS: proponent, shareholder, proxy, board of directors, nominating, no-action, staff, candidate, attachment, recommendation, moot, proxy statement, nominees, invite, annual meeting, one-proposal, misleading, excludable, omission, omit, alter ego, nominal, proper subject, by-law, largest, investment banking firm, custodian, requesting, recommend, calendar

[*1] BankAmerica Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 10, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: BankAmerica Corporation (the "Company")
Incoming letter dated January 2, 1997

The proposal requires the board to invite representatives of the Company's ten largest shareholders to submit recommendations for possible nominees to the board.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(10) as moot. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material in reliance on Rule 14a-8(c)(10). In reaching this determination, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

Amy M. Trombly
Attorney Advisor

INQUIRY-1:
BankAmerica Corporation

January 2, 1997

VIA COURIER & FACSIMILE # 202/942-9525

Office of Chief Counsel

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3-3
Room 3028
450 Fifth Street, N.W.
Washington, [*2] D.C. 20549

Attn.: Mr. Frank Zarb

Re: BankAmerica Corporation - Proxy Statement for 1997 Annual Meeting - Shareholder Proposals Submitted by Steven Weinstein and Aviad Visoly - Proposal # 2 No-Action Request (S. Weinstein)

Ladies and Gentlemen:

This letter is being filed with the Securities and Exchange Commission ("Commission") on behalf of BankAmerica Corporation ("BAC") pursuant to the requirements of Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). BAC has received the following two shareholder proposals (collectively, the "Proposals") from a group of two affiliated proponents (collectively, the "Proponents"):

1. ("Proposal # 1") submitted by Aviad Visoly, as Custodian for Danielle Visoly ("Proponent # 1"), and

2. ("Proposal # 2") from Steven Weinstein ("Proponent # 2"). n1

n1 The primary purpose of this letter is to present the bases for exclusion of Proposal # 2. BAC is submitting a separate no-action request letter for Proposal # 1 dated the same date hereof. However, each of the two related no-action requests set forth the one-proposal-per-proponent basis for exclusion under Rule 14a-8(a)(4).

A. Proposal # 2 and Reasons [*3] for Omission. Proposal # 2, submitted by S. Weinstein, states:

"Resolved, that the nominating committee of the Board of Directors invite representatives o the company's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the Board."

The Proposals have been submitted for consideration at BAC's 1997 Annual Meeting of Shareholders to be held on May 22, 1997. On advice of counsel and for the reasons set forth below, BAC intends to omit the Proposals and the Proponents' supporting statements from its proxy statement and form of proxy for the 1997 annual meeting. The specific reasons Proposal # 2 should be omitted are:

First, Proposal # 2 is moot because it requires a procedure for recommending possible nominees to the board which BAC has already implemented and is currently practicing. Specifically, BAC already has a Nominating Committee of its Board of Directors to which any and all shareholders may propose candidates, and shareholders are so advised in its proxy statements. The nomination process is simple and easy for shareholders to follow and has been in place for several years. Therefore, Proposal # 2 is moot and excludable [*4] under Rule

14a-8(c)(10).

Second, Proposal # 2 is, under the laws of Delaware, the corporation's domicile, not a proper subject for action by security holders, and therefore excludable under Rule 14a-8(c)(1).

Third, Proposal # 2's supporting statement is contrary to Rule 14a-9 because it contains false, misleading, and generally confusing statements. Implications of malfeasance by the directors and the members of the Nominating Committee are unsubstantiated, conclusory and inflammatory, and likely to mislead BAC's shareholders. Moreover, the supporting statement directly or indirectly impugns the character and attacks the integrity of the directors and committee members. Therefore Proposal # 2 and its supporting statement are excludable under Rule 14a-8(c)(3).

Fourth, the two Proponents should be deemed to be one proponent who has submitted two proposals. BAC has requested the formal Proponents to reduce their two proposals to a single proposal. Each responded to BAC's request and denied that the one-proposal limit applies. Notwithstanding their denial, the Proposals and supporting statements are excludable under Rule 14a-8(a)(4).

Accordingly, pursuant to Rule 14a-8(d) of the Exchange [*5] Act, we enclose the following:

1. The original and five copies of this letter, which includes a statement of the reasons the omission of the Proposals and the supporting statements from its proxy materials is proper in this case.

2. The original and five copies of a supporting opinion of counsel to BAC (Attachment 1).

3. Six copies of each of the following. (As noted above, we believe that the two Proponents should be deemed to be one proponent for purposes of Rule 14a-8(a)(4) which limits a proponent to one proposal.)

(a) Proponent # 2's letter dated November 21, 1996, containing Proposal # 2 and its supporting statement (Attachment 2), and

(b) Proponent # 1's letter dated November 19, 1996, containing Proposal # 1 and its supporting statement (Attachment 3).

Each attachment to this letter is incorporated by reference herein.

1.) Reasons for Omission of Proposal # 2 under Rule 14a-8(c)(10) -- Mootness.

Proposal # 2 requires a means by which BAC's ten largest shareholders may propose to the Nominating Committee recommended names for possible nomination and election to BAC's Board of Directors. BAC has already adopted nominating policies and procedures that would [*6] allow for Proposal # 2 to occur. Also, the corporation has substantially implemented the objectives purportedly sought to be achieved by Proposal # 2. Thus, I believe that Proposal # 2 is moot.

Specifically, BAC already has a Nominating Committee of its Board of

Directors to which any and all shareholders may propose candidates, and shareholders are so advised in our proxy statements. The process of shareholders proposing board candidates is simple and easy to follow and has been BAC's practice for several years. Attached as Attachment 4 is the disclosure from BAC's 1996 Proxy Statement describing this process. Similar disclosure will be contained in BAC's 1997 Proxy Statement. Once a candidate is recommended to the Corporate Secretary, the Nominating Committee's responsibilities include (i) recommending candidates to fill vacancies on the board and a slate of directors for election at the Annual Meeting; and (ii) evaluating the size and composition of the board, and recommending to the board criteria for selection of directors. (See excerpt from BAC's By-laws at Attachment 5 for the Nominating Committee's charter.)

Nominating Procedures for BAC's board are summarized below:
[*7]
. Recommendations for new directors are made to the Corporate Secretary.

. The Corporate Secretary submits the recommendation to the Nominating Committee.

. The Nominating Committee reviews candidates to fill vacancies and recommends the slate for the next Annual Meeting to the Board of Directors.

. A candidate should show evidence of leadership in the candidate's field, have broad experience and the ability to exercise sound business judgment, and be willing to attend board and committee meetings.

BAC's By-laws set out the Nominating Committee's charter, which includes the above responsibilities and procedures for recommendations and nomination of candidates for directors. The By-laws also state that no member of the Nominating Committee shall be an active officer of the corporation or have a relationship that would interfere with the member's exercise of independent judgment as a member of the committee.

Another BAC By-law provision provides that, upon proper notice to the corporation, a shareholder of BAC may nominate any person for election as a BAC director at the corporation's annual meeting. Shareholders are also advised in our proxy statement of this means of nominating [*8] directors.

In summary, BAC's existing director nominating policies and procedures substantially implement Proposal # 2's requests and concerns. Due to the preceding, Proposal # 2 should be excluded from BAC's proxy materials since it is moot.

2.) Reason For Omission of Proposal # 2 Under Rule 14a-8(c)(1) -- Under Delaware Law, It Is Not a Proper Subject for Shareholder Action:

Proposal # 2 is mandatory in form and therefore it is not a proper subject for shareholder action and may be omitted under Rule 14a-8(c)(1). BAC is incorporated under and governed by Delaware law. I have been advised by legal counsel that a mandatory directive to the Board of Directors is inconsistent with Sections 141(a) and 141(c) of the General Corporation Law of Delaware which entrusts the management of the business and affairs of the corporation to, and imposes responsibility for that management on, the Board of Directors. The

Certificate of Incorporation of BAC does not limit these statutory powers. Consistent with the Certificate of Incorporation, the BAC By-laws provide that BAC "shall be managed by or under the direction of its Board of Directors which may exercise all such powers of the Corporation [*9] and do all lawful acts and things . . . ." (Article III, Section 4 of BAC's By-laws).

Due to the preceding, Proposal # 2 should be excluded from BAC's proxy materials.

3.) Reason For Omission of Proposal # 2 Under Rule 14a-9 and Rule 14a-8(c)(3) -- False and Misleading Statements:

A reader unfamiliar with the facts would conclude from S. Weinstein's Proposal # 2 and its supporting statement that BAC's Nominating Committee and procedures for nominating directors is inadequate and that this inadequacy causes the BAC Board of Directors to be neither responsive nor responsible to the corporation's shareholders. There is no factual basis for these implications. BAC's Board of Directors is responsive and responsible to the corporation's shareholders. BAC has a qualified and active Nominating Committee that is composed entirely of independent directors. The BAC board accepts recommendations for new directors which are submitted to the Nominating Committee for review and consideration. Additionally, BAC's By-laws provide BAC shareholders the right to nominate any person for election as a BAC director at the corporation's annual meeting. (See the discussion above concerning mootness for [*10] more details on BAC's existing nominating procedures.)

There are a number of false, misleading and generally confusing statements in Proposal # 2 and its supporting statement. Implications of malfeasance by the directors and the members of the Nominating Committee are unsubstantiated, conclusory and inflammatory, and likely to mislead BAC's shareholders. Moreover, the supporting statement directly or indirectly impugns the character and attacks the integrity of the directors and committee members. The following are the primary statements to which we object:

. The sentence "It is highly questionable whether a person can evaluate new ideas, be critical to the management that keep nominating him year after year or be resourceful and constructive to assess the adoption of the bank to the information age and to the needs of the typical its customers which are half their age." (Emphasis added).

. The false statement by Proponent # 2 that "The Board of Director as a policy, discourage any communication with the shareholders." (Emphasis added).

. The statement that the BAC board "is following almost blindly the management's recommendations for their appointment year [*11] after year." (Emphasis added).

. The false conclusion that "it is reasonably expected that the shareholders' best return will not be the primary concern of the Board." (Emphasis added).

Therefore, the supporting statement is misleading, false or otherwise inappropriate for BAC's proxy materials. We believe that both the proposal and supporting statement should be omitted in their entirety from the proxy materials.

4.) Reason For Omission of the Two Proposals Under Rule 14a-8(a)(4) -- Multiple Proposals by One Proponent:

The two Proponents should be treated as one proponent who has submitted two proposals. BAC has requested the formal Proponents to reduce their proposals to a single proposal but the Proponents have failed to do so. Instead, the Proponents have incorrectly denied that they have exceeded the one-proposal limit of Rule 14a-8(a)(4). Therefore, BAC may omit the Proposals from the proxy statement pursuant to the one proposal per proponent limit.

A. Visoly, through his role as custodian for the minor D. Visoly, exercises substantial influence over Proponent # 1, and as such he has controlled the selection, preparation and submission of Proposal # 1, on his own behalf. [*12] There is evidence and I believe that A. Visoly has exercised substantial influence over Proponent # 2 (S. Weinstein), and has controlled the selection, preparation, and submission of Proposal # 2, on his own behalf. The Proponents are nominal proponents that are acting on behalf of, under the control of, or the alter ego of A. Visoly. Further, BAC believes that A. Visoly is the arranger and the coordinator of the two Proposals. A. Visoly has used evasive tactics in submitting the Proposals and he, in effect, controls the Proponents and the Proponents should be considered A. Visoly's alter egos.

Additional facts and the relationship among the Proponents and A. Visoly are set out at Attachment 6 to this letter.

In letters dated November 27, 1996 from me to the Proponents, the Proponents were informed that, among other things, Rule 14a-8(a)(4) limits the number of their proposals to one proposal per proponent. (See letters at Attachment 7).

Proponent # 2 received his letter on December 2, 1996 and on December 3, 1996 Proponent # 2 sent a letter to me denying BAC's demand that the Proponents limit their Proposals. (See letter at Attachment 8). On December 2, 1996, A. Visoly [*13] (on behalf of Proponent # 1) received a similar letter from me making the same BAC request to limit the number of proposals to one per proponent. On December 11, 1996, A. Visoly (on behalf of Proponent # 1) sent a letter to me denying BAC's demand that the Proponents limit their Proposals. (See letter at Attachment 9). The Proponents did not limit the Proposals by December 16, 1996 or thereafter (i.e., the Proponents did not limit their Proposals within 14 calendar days of proper notification by BAC). Moreover, as set out below, the Proponents have a history of exceeding the one-proposal limit.

1. BAC's 1996 Proxy Materials (previous year's proxy statement) -- Three A. Visoly related proponents (i.e., A. Visoly as custodian for D. Visoly, A. Visoly as President of Hotel Reservation Center, Inc. ("Hotel") and S. Weinstein) submitted three shareholder proposals. (See these proposals at Attachment 10.) These three shareholder proposals were also resubmitted and endorsed by A. Visoly's alleged non-profit organization, Concerned BankAmerica Shareholders, Inc. The staff responded to BAC's no-action request letter and concurred with our view that the proponents D. Visoly [*14] and Hotel exceeded the one-proposal limit. Due to the preceding, BAC excluded both proposals from its 1996 proxy materials. The staff concurred with our view that S. Weinstein's

proposal was excludable under 14a-8(c)(7) -- Ordinary Business Operations. In reaching this position on the Weinstein proposal, the staff found it unnecessary to address the alternative bases for exclusion upon which BAC relied, including the one-proposal limit.

2. BAC's 1995 Proxy Materials -- The above referenced three proponents had initially submitted five shareholder proposals. (See these proposals at Attachment 11.) BAC submitted a no-action request to the staff, requesting that all 5 of the proposals be excluded pursuant to Rule 14a-(8)(a)(4). However, before the staff ruled on this request, A. Visoly withdrew the 5 proposals on behalf of the proponents.

The above shows a pattern of abuse of the one proposal limit. The Proponents clearly know of the limit yet continue to choose not to comply with it.

B. Conclusion.

BAC respectfully requests confirmation that the staff concurs with the grounds for omitting Proposal # 2 from its proxy materials for the 1997 Annual Meeting of Shareholders. [*15] BAC requests that the staff confirm that it will not recommend any enforcement action if management excludes Proposal # 2.

By requesting the preceding from the staff, BAC does not waive any rights it might have to: (i) request additional information or support from the Proponents; or (ii) object in any other appropriate manner to Proposal # 2.

I would appreciate hearing from you by January 23, 1997 so that we may finalize our proxy materials and obtain approval of our Board of Directors which we have targeted for February 1997.

If the staff believes that it will not be able to take the no-action position set forth above, we would appreciate the opportunity to confer with the staff prior to the issuance of a negative response.

As required by Rule 14a-8(d), copies of this letter and the supporting opinion of counsel are being sent to the Proponents as notice of our intention to omit Proposal # 2 as described above.

I have also enclosed an additional copy of this letter which I would appreciate being date-stamped on the date this request for omission is filed and returned to me in the postage-paid and pre-addressed envelope provided.

If you have any questions regarding this matter [*16] or require additional information, please feel free to call me (415/953-0586) or Judith A. Boyle, Counsel on behalf of BAC (415/622-6928).

Very truly yours,

Cheryl Sorokin
Executive Vice President
and Secretary

ATTACHMENT 1

Bank of America

January 2, 1997

Legal Department North 3017

BankAmerica Corporation
555 California Street
San Francisco, CA 94104

Attn.: Cheryl Sorokin, Executive
Vice President and Secretary

Re: 1997 Annual Meeting of Shareholders - Shareholder proposals Submitted by Steven Weinstein and Aviad Visoly - Proposal # 2 Legal Opinion for No-Action Request (S. Weinstein)

Ladies and Gentlemen:

You have requested my opinion as to whether BankAmerica Corporation, a Delaware corporation ("BAC"), may omit from its proxy solicitation materials for its 1997 Annual Meeting of Shareholders the two shareholder proposals (collectively, the "Proposals") from two proponents (collectively, the "Proponents"). n1 BAC received a shareholder proposal ("Proposal # 2") from Steven Weinstein ("Proponent # 2") by letter dated November 21, 1996. BAC has also received a shareholder proposal ("Proposal # 1") from Aviad Visoly, as custodian for Danielle Visoly ("Proponent [*17] # 1") by letter dated November 19, 1996.

n1 The primary purpose of this letter is to provide my legal opinion with regard to the bases for exclusion of Proposal # 2. I understand that BAC is submitting a separate no-action request letter with a separate legal opinion for Proposal # 1 dated the same date hereof. However, each of the two related no-action requests and legal opinions set forth the one-proposal-per-proponent basis for exclusion under Rule 14a-8(a)(4).

Proposal # 2, if adopted, would require that the Nominating Committee of BAC's Board of Directors "invite" representatives of BAC's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the board.

Proposal # 2, as submitted by S. Weinstein, states as follows:

"Resolved, that the nominating committee of the Board of Directors invite representatives o the company's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the Board.

As discussed more fully below, I am of the opinion that:

(i) Proposal # 2 may be omitted from the proxy materials pursuant to:

(a) Rule 14a-8(c)(10) because it is moot,

(b) Rule 14a-8(c)(1) [*18] because, under the laws of Delaware, BAC's

.domicile, it is not a proper subject for action by security holders, and

(c) Rule 14a-9 and Rule 14a-8(c)(3) because its supporting statement is false and misleading.

(ii) The Proposals may be omitted from the proxy materials pursuant to Rule 14a-8(a)(4) because the two Proponents are deemed to be one proponent, the Proponents submitted two proposals, and the Proponents did not conform their submission within fourteen calendar days of notice by BAC of the one-proposal limitation.

1. Reasons for Omission of Proposal # 2 under Rule 14a-8(c)(10) -- Mootness.

Rule 14a-8(c)(10) provides that a proposal is excludable: "if the proposal has been rendered moot."

Generally an issue is considered "moot" when a determination is sought on a matter in dispute that has already by resolved and hence, one not entitled to judicial intervention unless the issue is a recurring one. In short, moot means there is no actual controversy or the issue has ceased to exist. Whether Proposal # 2 is moot or not is a factual determination that can only be made on a case by case basis. Here, Proponent # 2 has set out a procedure for the Nominating Committee [*19] to invite certain BAC shareholders to submit recommendations for possible nominees to the BAC Board of Directors. BAC takes the position and has presented numerous facts that support its position that BAC has already substantially adopted the procedure set out in Proposal # 2. (See the accompanying letter for the detail on the BAC position and related facts). I understand that it is BAC's and the Nominating Committee's current procedure to invite all BAC shareholders to submit recommendations for possible nominees to the board to the BAC Corporate Secretary who in turn provides these to the Nominating Committee. BAC has stated this has been its procedure for several years. Shareholders have been advised of this procedure in BAC's proxy statements for several years, and BAC plans to provide similar advice in its 1997 Proxy Statement. BAC has stated that it has already adopted nominating policies and procedures that would allow for Proposal # 2 to occur. Also, the corporation believe that it has substantially implemented the objectives purportedly sought to be achieved by Proposal # 2.

Under Rule 14a-8(c)(10), when a matter addressed within a shareholder proposal is moot, the proposal [*20] may be omitted. See, e.g., American Airlines, Inc., (March 10, 1980) ("American Airlines", discussed below); General Dynamics Corp., (March 12, 1992 (proposal to establish a subcommittee to develop criteria for the acceptance and execution of military contract was moot where company represented that the proposal had been "substantially implemented" by existing committees); Black & Decker Corp., (November 6, 1986) (proposal to require submission of auditors selection for shareholder ratification moot where policy already adopted by directors); United States Steel Corp., (January 28, 1981), (proposal related to the preparation of a report dealing with proposed construction of a new steel plant moot where company had already reported the event); but see, Mobil Corp. (March 3, 1981) ("Mobil Corp." discussed below).

In American Airlines, the staff stated that it would not recommend any enforcement action resulting from the company's decision to omit a proposal which is remarkably similar to the present one. In American Airlines, the proposal included a provision that the board of directors provide a means for any three shareholders to propose a candidate for the board to be included in [*21] management's slate of nominees. American Airlines pointed out to the staff that it already had a nominating committee of its board of directors to which any shareholder could propose a candidate, and that shareholders are advised of this fact in American Airlines' proxy statement. Under the facts and circumstances, the staff agreed with American Airlines that the proposal had been rendered moot and thus was excludable from the company's proxy materials.

The Mobil Corp. no-action letter held for the proponent, however, Mobil is distinguishable from our situation and the American Airlines no-action letter. The Mobil Corp. shareholder proposal was similar to the American Airlines shareholder proposal but one major distinction caused the staff to hold for the proponent. In Mobil Corp. the proponent was not satisfied with the process allowing stockholders to propose names of candidates to the nominating committee of Mobil Corp. The proponent was requesting Mobil Corp. to develop new procedures which would allow a reasonable number of shareholders to place candidates for election to the Board of Directors of Mobil without going through the company's nominating committee. The staff did not [*22] agree with Mobil's argument that it already had existing procedures for nominating candidates stating that "the Company's existing procedures do not encompass exactly the action requested by the proposal."

In my opinion the facts in the present matter are strikingly more similar to American Airlines than to Mobil. Proposal # 2 would require the BAC Nominating Committee to invite certain shareholders to recommend board candidates. As discussed above and in the accompanying letter, the BAC director nomination procedure already invites all shareholders, including those referred to in Proposal # 2, to recommend board candidates.

As BAC has already substantially implemented S. Weinstein's Proposal # 2 it is my opinion that it may be excluded from BAC's proxy materials under Rule 14a-8(c)(10) because it is moot.

2. Rule 14a-8(c)(1): Proposal # 2 Is Not a Proper Subject for Security Holders' Action Under the Laws of Delaware.

Rule 14a-8(c)(1) provides that a proposal is excludable: "if the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders."

When the Commission adopted Rule 14a-8(c)(1), it stated that "the Board may be considered [*23] to have exclusive discretion in corporate matters . . . . Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's authority under the typical statute." Release No. 34-12999 (November 22, 1976). This Rule is generally intended to allow the omission of proposals which are preemptory as to matters which, under the applicable state law, may be initiated only by the board of directors; or which are committed to their discretion; or which otherwise ignore the statutory role of directors by proposing direct adoption of specified action.

Proposal # 2 is a mandatory instruction to the Board of Directors and its Nominating Committee to "invite representatives of the company's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the Board." BAC is incorporated under and governed by Delaware law. A mandatory directive of this nature to the BAC Board of Directors and/or its Nominating Committee is inconsistent with Section 141(a) of the General Corporation Law of Delaware ("GCLD") which entrusts the management of the business and affairs of the corporation [*24] to, and imposes responsibility for that management on, the Board of Directors. Also, Section 141(c) of the GCLD provides that committees of the directors may exercise the powers and authority of the board to the extent authorized by the resolution creating the committee or the by-laws. The Certificate of Incorporation of BAC does not limit the board's above statutory powers. Consistent with the Certificate of Incorporation, the BAC By-laws provide that BAC "shall be managed by or under the direction of its Board of Directors which may exercise all such powers of the Corporation and do all lawful acts and things . . . ." (Article III, Section 4 of BAC's By-laws).

Proposal # 2 mandates the Board of Directors' properly designated Nominating Committee to take specific actions with respect to staffing the committee. Proposal # 2 is phrased in a way that, if adopted, would deprive the BAC board and its Nominating Committee of their statutory function of managing the business and affairs of BAC. Thus, I conclude that Proposal # 2 is excludable pursuant to Rule 14a-8(c)(1) because it is not a proper subject for action by BAC shareholders of BAC and because it improperly impinges on the board's [*25] management responsibility and its delegation of management functions to committees. The proposal thereby violates Sections 141(a) and 141(c) of the GCLD.

3. Rule 14a-8(c)(3): Proposal # 2's Supporting Statement Is Contrary to Rule 14a-9 Because It Is False or Misleading.

Rule 14a-8(c)(3) permits a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 provides the following example of the type of material that may be misleading within the meaning of that Rule: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

BAC has stated that Proposal # 2 and its supporting statement are false, misleading and factually incorrect in that they falsely state or imply that (i) BAC has inadequate nominating policies and procedures for directors [*26] and (ii) the Nominating Committee and the BAC Board of Directors are neither responsive nor responsible to the corporation's shareholders. In addition, BAC has stated that the supporting statement makes a number of false implications of improper conduct and malfeasance by the members of the Board of Directors and the Nominating Committee. BAC has provided specific examples of a number of misleading, false and generally confusing statements within the supporting statement. As a result of the above, the supporting statement directly or indirectly impugns the character, attacks the integrity, and makes charges concerning improper or illegal conduct of BAC's directors and members of the Nominating Committee.

Thus, because the supporting statement impugns the integrity of the members of the Board of Directors and the Nominating Committee without factual foundation, and contains a number of factually incorrect, false, misleading and generally confusing statements, Proposal # 2 and its supporting statement are contrary to Rule 14a-9 and therefore may properly be omitted from BAC's proxy materials pursuant to Rule 14a-8(c)(3).

4. Rule 14a-8(a)(4): The Proposals Exceed the One Proposal [*27] Per Proponent Limit.

Rule 14a-8(a)(4) provides: "The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of security holders. If the proponent submits more than one proposal . . . he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the registrant."

The two Proponents have each submitted a proposal; the two Proposals are entitled (i) appointing of investment banking firm (Proposal # 1) and (ii) nominating committee (Proposal # 2). These clearly constitute two separate and distinct proposals; however, as discussed below, the two Proponents are deemed to be one proponent.

In adopting Rule 14a-8(a)(4), the Commission noted the possibility that some proponents would attempt to evade the rule's limitations through various maneuvers, but held out the promise of "no-action" letters as a safeguard. See, Release No. 12999 (November 22, 1987). Accordingly, the staff has consistently taken a 'no-action' position when confronted with reasonable evidence of the use of such tactics. [*28] See, e.g., Dominion Resources, Inc. (February 24, 1993) (no-action position taken where proposals were coordinated by a single proponent); TPI Enterprises, Inc. (July 15, 1987) (no-action position taken where several proposals were "master minded" by a single proponent); Texas Instruments Inc. (January 19, 1982) (proposals submitted by proponent, his daughter, a corporation and a foundation were sufficiently related to be considered proposals of a single proponent). The staff has indicated proponents will be treated as one proponent for purposes of the one-proposal limit when an issuer establishes that one proponent is the "alter ego" of another proponent or that one proponent possesses "control" over the shares owned of record, or beneficially, by another proponent. See Trans World Corp. (February 5, 1981). Under the Commission's rules, the presence of influence, not control, domination, or the ability to rule proponents, is a prerequisite to omission of multiple proposals submitted by nominal proponents as part of an orchestrated scheme. See, e.g., Stone & Webster (March 3, 1995) (several proposals omitted because nominal proponents were acting on behalf of, under the control of, [*29] or alter ego of Ram Trust Services Inc.); Banc One Corp. (February 2, 1993) (no-action position taken with respect to omission of proposals submitted by nominal proponents who were recruited, but not controlled, by a single proponent); TPI Enterprises, Inc. (July 15, 1987) (no-action position taken with respect to omission of proposals apparently orchestrated by a single proponent). As recently stated in Stone & Webster, Inc. (March 3, 1995), there are numerous instances in which the staff has expressed a no-action position based, not on the existence of "control", but on a finding that there was evidence that proponents acted in a coordinated, arranged, masterminded or other fashion so as to constitute "acting in concert" within the meaning of the one-proposal limitation. Also, it does not matter that proponents may technically be separate legal entities or persons. See Occidental Petroleum Corp. (March 27, 1984) (no-action position taken where actual proponent and nominal proponents were independent shareholders); Stone & Webster, Inc. (March 3, 1995).

BAC has put forth evidence from previous years and the current year that A. Visoly, through his role as custodian for the minor [*30] D. Visoly, exercises substantial influence over Proponent # 1, and as such has controlled the selection, preparation, and submission of Proposal # 1 on his own behalf. Similarly there is evidence that A. Visoly has exercised influence over Proponent # 2, and as such has controlled the selection, preparation, and submission of Proposal # 2, on his own behalf. BAC has provided facts that show a three year pattern of abuse by A. Visoly of the SEC's one-proposal limit. The facts indicate that the Proponents are nominal proponents that are acting on behalf of, under the control of, or as the alter ego of A. Visoly. Further, BAC has stated that it believes that A. Visoly has arranged and coordinated the two Proposals.

Because the factors relevant to establishing a status of "alter ego" or "control" are peculiarly within the knowledge of the proponents, it is difficult for a registrant to meet such a burden. However, in A. Visoly's case, the factors are evident as demonstrated by BAC. Based on legal precedent and the facts set out by BAC, it is my opinion that BAC has met its burden of establishing the necessary relationship between A. Visoly and the two Proponents to justify treating the [*31] two Proponents as one for purposes of limiting them to one proposal.

Finally, I understand that the two Proponents have refused BAC's request to reduce the number of proposals to one per proponent within fourteen calendar days of receipt of such notice from BAC. This is based on (i) BAC's certified mailed notices having been received by the Proponents on December 2, 1996, (ii) Proponent # 1's letter to BAC dated December 11, 1996 denying BAC's demand that the Proponents limit their Proposals, (iii) Proponent # 2's letter to BAC dated December 3, 1996 denying BAC's demand that the Proponents limit their Proposals and (iv) the Proponents' refusal to limit their Proposals by December 16, 1996 or thereafter. Due to the preceding and the conclusion that the two Proponents should be deemed to be one proponent for purposes of Rule 14a-8(a)(4), BAC may omit both of the Proposals from its proxy statement. See, e.g., U.S. LIFE Corporation (January 28, 1993); Brunswick Corporation (January 31, 1983); Chicago Milwaukee Corporation (April 29, 1988); Gulf and Western Incorporated (November 24, 1987); American Home Products Corporation (February 13, 1986); International Business Machines Corporation [*32] (January 13, 1984).

5. Conclusion.

Based on the above, it is my opinion that the Proposals and Proposal # 2 and related supporting statements may be omitted from BAC's proxy statement and form of proxy for BAC'S 1997 Annual Meeting of Shareholders pursuant to Rules 14a-8(a)(4), 14a-8(c)(1), 14a-8(c)(3), 14a-9 and 14a-8(c)(10).

Very truly yours,

Judith A. Boyle

Counsel

ATTACHMENT 2

November 21, 1996

BankAmerica Corporation
Corporate Secretary's Office # 13018
Bank of America Center
555 California St.
San Francisco, CA 94104

BY FAX (415-622-7915)

Sirs,

My name is Steven Weinstein and I am a shareholder of BankAmerica, holding 50 shares pursuant to certificate no. 295502. The value of my shares exceed $ 1,000 and I hold my share over a year. I hereby make the following proposal for BankAmerica 1997 Proxy, pursuant to SEC rule 14A-8.

Shareholder Proposal: Nominating Committee

Resolved, that the nominating committee of the Board of Directors invite representatives o the company's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the Board.

Supporting Statement:

There is no shareholder interest and no shareholder [*33] responsibility more important than election of directors. Currently, a typical member of the board is a male, 60 years old with average tenure on the board of 10 years. It is highly questionable whether a person can evaluate new ideas, be critical to the management that keep nominating him year after year or be resourceful and constructive to assess the adoption of the bank to the information age and to the needs of the typical its customers which are half their age.

The Board of Directors as a policy, discourage any communication with the shareholders. It is following almost blindly the management's recommendations for their appointment year after year. All combined, the "independent" directors of BankAmerica own less that 1/10 of 1% of the corporate stock, while none of which owns more than 10,000 shares (source: 1996 Proxy Statement). Hence, it is reasonably expected that the shareholders' best return will not be the primary concern of the Board. The Nominating Committee, the Board of Directors, the shareholders and BankAmerica as a whole will benefit greatly from listening to the opinion of the shareholders prior to nominating their candidates for directors.

Having an input [*34] from the shareholders as to the nominees to the Board will guaranty fresh blood and will remind the Board that they are accountable to the shareholders. Research shows, that more communication and accountability between shareholders and directors brings almost invariably higher stock price and better value for the shareholders' investment.

Sincerely,

Steven Weinstein
20291 NE 30th Avenue
Miami, FL. 33180

ATTACHMENT 7A

BankAmerica Corporation

November 27, 1996

Via Certified Mail Return Receipt
Requested

Steven Weinstein
20291 NE 30th Avenue
Miami, FL 33180

Re: Shareholder Proposal for 1997 Annual Meeting of BankAmerica Corporation ("BAC")

Mr. Weinstein:

On November 22, 1996 BAC received your letter, with a shareholder proposal and supporting statement (topic: directors' nominating committee) (the "committee proposal"), requesting inclusion of the proposal in BAC's 1997 proxy statement and form of proxy ("proxy materials") pursuant to the SEC's Proxy Rule 14a-8. Relating to the committee proposal we inform you of the following.

1. Documentary Support of Eligibility Pursuant to Rule 14a-8(a)(1).

Pursuant to Rule 14a-8(a)(1)(i), we request that you provide us in a [*35] timely manner with documentary support that was not included with the committee proposal. The documentary support required is: a written declaration or other appropriate documentation regarding your intent to continue ownership of your BAC common stock through the date of the 1997 annual meeting. This support requested must be provided within the time period prescribed in Rule 14a-8(a)(1), which is within 21 calendar days after you receive this request.

2. Multiple Proposals by One Proponent in Violation of Rule 14a-8(a)(4).

On November 21, 1996 BAC received Aviad Visoly's letter, as custodian for Danielle S. Visoly, with a shareholder proposal and supporting statement (topic: appointing an investment banking firm) (the "investment banking firm proposal"), requesting inclusion of the investment banking firm proposal in BAC's 1997 proxy materials pursuant to Rule 14a-8. We believe that Aviad Visoly has in fact submitted two proposals to BAC, the committee proposal and the investment banking firm proposal.

Rule 14a-8(a)(4) limits the number of shareholder proposals and supporting statements for inclusion in a company's proxy materials to one proposal per proponent. Persons submitting [*36] proposals will be treated as one proponent for purposes of the one proposal limit, if one of them is the alter ego of another or if one of them possesses control over the shares owned of record by another. We believe that you and Danielle S. Visoly are nominal proponents that are acting on behalf of, under the control of, or as the alter ego of Aviad Visoly. During the two previous proxy seasons Aviad Visoly has also submitted multiple shareholder proposals using these nominal proponents, along with his company Hotel Reservation Center, Inc. and his purported non-profit organization -- "Concerned BankAmerica Shareholders, Inc."

Due to the above, you must withdraw one of the two proposals referenced above (i.e., either the committee proposal or the investment banking firm proposal) from inclusion in the BAC proxy materials and consideration by BAC shareholders at the 1997 annual meeting. As required by the Rule 14a-8(a)(4) you must inform BAC of which proposal you are withdrawing within 14 calendar days after you receive this letter.

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By requesting the above, BAC does not waive any rights it might have to: (i) request additional information or support; (ii) omit the proposal from [*37] BAC's proxy; or (iii) object in any other appropriate manner to the proposals.

Sincerely,

Cheryl Sorokin

ATTACHMENT 8

December 3, 1996

Mrs. Cheryl Solokin, Corporate Secretary
Bank of America Center
555 California St.
San Francisco, CA 94104

Dear Mrs. Sorokin,

In response to your letter of November 27th 1996:

1. I intend to hold my BAC stock through the 1997 annual meeting.

2. Again you are repeating your ludicrous statement that Aviad Visoly is my alter ego or has control over my stock. It's completely false. You tried to present it last year to the SEC and they didn't buy it either. I presented one proposal for shareholder's recommendations for nominees for the board and that's the only one I submit. I have no authority or control over Mr. Visoly's proposal.

Very truly yours,

Steven Weinstein
20291 NE 30th Avenue
Miami, FL. 33180

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. Du Pont de Nemours and Company
Incoming letter dated December 30, 2003

The proposal requests that the board give consideration to preparing a report that shall review the compensation packages provided to senior executives including certain specified considerations enumerated in the proposal.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel